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June 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 3 LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 1 Filed June 5, 2023 File No. 024-11815

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 3 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 20, 2023 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on June 5, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 5, 2023

General

1. Please revise to comply with the conditions for incorporation by reference on Form 1-A, including the conditions in General Instruction III(a)(2)(B) and (C). Please also ensure that you “clearly identify the relevant document and portion thereof where such information can be found” in accordance with General Instruction III(b). In addition, please explain why you are incorporating by reference the Form 1-K filed on April 28, 2023 rather than the Form 1-K/A filed on May 31, 2023, or revise accordingly.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its Offering Statement to comply with the conditions for incorporation by reference on Form 1-A, including General Instruction III(a)(2)(B) and (C), and General Instruction III(b). Further, the cross-reference to the Form 1-K and not the Form 1-K/A was an oversight. Thus, the Company has revised its Offering Statement to incorporate by reference the Form 1-K/A filed on May 31, 2023.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Landa Holdings, Inc.

Patrick Wilson, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP